Shashank Surana & Co.
Chartered Accountants

67, Audiappa Naicken Street, 1st Floor,
Office No.5 (Near Elephant Gate Bus Stand)
Sowcarpet, Chennai – 600 079.

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF JOGO HEALTH PRIVATE LIMITED

Report on the audit of the financial statements

Opinion

I have audited the financial statements of **JogoHealth Private Limited** ("the Company"), which comprise the balance sheet as at March 31, 2023, and the statement of profit and loss for the year ended March 31, 2023, and Cash Flow statement for the period and the notes to the financial statements, including a summary of the significant accounting policies and other explanatory information.

In my opinion and to the best of my information and according to the explanations given to me, the aforesaid Financial Statements give the information required by the Companies Act, 2013 ("the Act") in the manner so required and give a true and fair view in conformity with the Accounting Standards prescribed under section 133 of the Act read with the Companies (Accounting Standards) Rules, 2021 ("Accounting Standards") and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2023 and its loss for the year ended on that date.

Basis for opinion

I have conducted the audit of financial statement in accordance with the Standards on Auditing (SAs) specified under section 143(10) of the Act. My responsibilities under those SAs are further described in the auditor's responsibilities for the audit of the financial statements section of my report. I am independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to my audit of the financial statements under the provisions of the Act and the Rules thereunder, and I have fulfilled my other ethical responsibilities in accordance with these requirements and the Code of Ethics. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion on the financial statements.

Information other than the Financial Statements and Auditor's Report thereon

The Company's Board of Directors is responsible for the other information. The other information comprises the information included in the Board's report but does not include the financial statements and auditors' report thereon. The Board's report is expected to be made available to me after the date of this auditor's report.

- My opinion on the financial statements does not cover the other information and I do not express any form of assurance conclusion thereon.

- In connection with my audit of the financial statements, my responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or my knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work I have performed, I conclude that there is a material misstatement of this other information, I am required to report that fact. I have nothing to report in this regard.

Management's responsibility for the financial statements

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of the financial statements that give a true and fair view of the financial position, financial performance in accordance with the accounting principles generally accepted in India, including the Accounting Standards (AS) specified under section 133 of the Act. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management and Board of Directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those Board of Directors is also responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the financial statements

My objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes my opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with SAs, I exercise professional judgment and maintain professional skepticism throughout the audit. I also:

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for my opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If I conclude that a material uncertainty exists, I am required to draw attention in my auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify my opinion. My conclusions are based on the audit evidence obtained up to the date of my auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Materiality is the magnitude of misstatements in the Financial Statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Financial Statements may be influenced. I consider quantitative materiality and qualitative factors in (i) planning the scope of my audit work and in evaluating the results of my work; and (ii) to evaluate the effect of any identified misstatements in the Financial Statements.

I communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that I identify during my audit.

I also provide those charged with governance with a statement that I have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on my independence, and where applicable, related safeguards.

Report on other legal and regulatory requirements

1. The As required by the Companies (Auditor's Report) Order, 2020 ("the Order") issued by the Central Government of India in terms of Section 143(11) of the Act, I give in the "Annexure A" a statement on the matters specified in paragraphs 3 and 4 of the Order, to the extent applicable.

2. As required by Section 143(3) of the Act, I report that:

   a) I have sought and obtained all the information and explanations which to the best of my knowledge and belief were necessary for the purposes of my audit.

   b) In my opinion, proper books of account as required by law have been kept by the Company so far as it appears from my examination of those books.

   c) The Balance Sheet, the Statement of Profit and Loss and the Cash Flow Statement with by this Report are in agreement with the books of account.
   d) In my opinion, the aforesaid financial statements comply with the AS specified under section 133 of the Act.

e) On the basis of the written representations received from the directors as on March 31, 2023, taken on record by the Board of Directors, none of the directors are disqualified as on March 31, 2023, from being appointed as a director in terms of Section 164(2) of the Act.

f) Reporting on the adequacy of Internal Financial Control Over Financial Reporting of the Company and the operating effectiveness of such controls, under section 143(3)(i) of the Act is not applicable in view of the exemption available to the Company in terms of the notification no. G.S.R. 583(E) dated June 13, 2017, issued by the Ministry of Corporate Affairs, Government of India, read with general circular No. 08/2017 dated July 25, 2017.

g) With respect to the matter to be included in the Auditors' Report under section 197(16), the Company being a private Company, section 197 of the Act related to the managerial remuneration is not applicable.

h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in my opinion and to the best of my information and according to the explanations given to us:

i. The Company does not have any pending litigations as at March 31, 2023 which would impact its financial position.

ii. The Company did not have any long-term contracts including derivative contracts for which there were any material foreseeable losses.

iii. There were no amounts which were required to be transferred to the Investor Education and Protection Fund by the Company.

iv. (a) The management has represented that, to the best of it's knowledge and belief, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company to or in any other persons or entity(ies), including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall,

- directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company ("Ultimate Beneficiaries") or
- provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(b) The management has represented that, to the best of it's knowledge and belief, as disclosed in the Note 28(II) to the financial statements, no funds have been received by the Company from any persons or entities, including foreign entity(ies) ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Company shall,

- directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Parties ("Ultimate Beneficiaries") or
- provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(c) Based on the audit procedures performed that have been considered reasonable and appropriate in the circumstances, nothing has come to my notice that has caused me to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

v. The Company has neither declared nor paid any dividend during the year and has not proposed final dividend for the year.

vi. Provision to Rule 3(1) of the Companies (Accounts) Rules, 2014 for maintaining books of account using accounting software which has a feature of recording audit trail (edit log) facility is applicable to the Company w.e.f. April 1, 2023, and accordingly, reporting under Rule 11(g) of Companies (Audit and Auditors) Rules, 2014 is not applicable for the financial year ended March 31, 2023

For **Shashank Surana & Co**
Chartered Accountants
(Firm's Registration No. 015680S)

Shashank Surana Digitally signed by Shashank Surana

Shashank Surana
Proprietor
(Membership No. 229943)

UDIN: 23229943BGVUHP5408

Place: Chennai
Date: 30 September 2023

Annexure A to the Independent Auditors' report

(Referred to in paragraph 2 under 'Report on Other Legal and Regulatory Requirements' section of my report of even date)

In terms of the information and explanations sought by me and given by the Company and the books of account and records examined by me in the normal course of audit and to the best of my knowledge and belief, I state that

i) (a) (A) The Company has maintained proper records showing full particulars of property, plant and equipment and capital work-in-progress.

(B) The Company has maintained proper records showing full particulars of intangible assets.

(b) The Company has a regular programme of physical verification of its fixed assets, by which its fixed assets are verified in phased manner. In my opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets. No material discrepancies were noticed on such verification.

(c) The Company does not have any immovable property. Accordingly, clause 3(i)(c) of the Order is not applicable.

(d) According to the information and the explanations given to me, the Company has not revalued any of its Property, Plant and Equipment and intangible assets during the year.

(e) No proceedings have been initiated during the year or are pending against the Company as at March 31, 2023 for holding any benami property under the Benami Transactions (Prohibition) Act, 1988 (as amended in 2016) and rules made thereunder.

ii) (a)The inventories were physically verified during the year by the Management at reasonable intervals. Based on information and explanations given to me, the coverage and procedure of such verification by the Management is appropriate. No discrepancies of 10% or more in the aggregate for each class of inventories were noticed on such physical verification of inventories, when compared with the books of account.

(b) According to the information and explanations given to me and on the basis of my examination of the records of the Company, the Company has not been sanctioned any working capital limits in excess of five crore rupees in aggregate from banks and financial institutions on the basis of security of current assets at any point of time of the period. Accordingly, clause 3(ii)(b) of the Order is not applicable to the Company.

iii) According to the information and explanations given to me and on the basis of my examination of the records of the Company, the Company has not made any investments, provided guarantee or security or granted any loans or advances in the nature of loans, secured or unsecured, to companies, firms, limited liability partnerships or any other parties during the period. Accordingly, provisions of clauses 3(iii)(a) to 3(iii)(f) of the Order are not applicable to the Company.

iv) According to the information and explanations given to us and on the basis of our examination of records of the Company, the Company has neither made any investments, nor has it given loans or provided guarantee or

security and therefore the relevant provisions of Sections 185 and 186 of the Act are not applicable to the Company. Accordingly, clause 3(iv) of the Order is not applicable.

v) The Company has not accepted any deposits or amounts which are deemed to be deposits from the public. Accordingly, clause 3(v) of the Order is not applicable.

vi) The maintenance of cost records has not been specified for the activities of the Company by the Central Government under section 148(1) of the Act, 2013.

vii) (a) The Company does not have liability in respect of Service tax, Duty of excise, Sales tax and Value added tax during the period since effective 1 July 2017, these statutory dues has been subsumed into GST.

According to the information and explanations given to me and on the basis of my examination of the records of the Company, amounts deducted / accrued in the books of account in respect of undisputed statutory dues including Goods and Service Tax, Income-Tax, Duty of Customs or Cess or other statutory dues have been regularly deposited by the Company with the appropriate authorities.

According to the information and explanations given to me and on the basis of my examination of the records of the Company, no undisputed amounts payable in respect of Goods and Service Tax, Income-Tax, Duty of Customs or Cess or other statutory dues were in arrears as at March 31, 2023 for a period of more than six months from the date they became payable.

(b) According to the information and explanations given to me and on the basis of my examination of the records of the Company, there are no statutory dues relating to Goods and Service Tax, Provident Fund, Employees State Insurance, Income-Tax, Duty of Customs or Cess or other statutory dues, which have not been deposited with the appropriate authorities on account of any dispute.

viii) According to the information and explanations given to me and on the basis of my examination of the records of the Company, the Company has not surrendered or disclosed any transactions, previously unrecorded as income in the books of account, in the tax assessments under the Income Tax Act, 1961 as income during the period.

ix) (a) According to the information and explanations given to me and on the basis of my examination of the records of the Company, the Company did not have any loans or borrowings from any lender during the period. Accordingly, clause 3(ix)(a) of the Order is not applicable to the Company.

(b) According to the information and explanations given to me and on the basis of my examination of the records of the Company, the Company has not been declared a wilful defaulter by any bank or financial institution or government or government authority.

(c) According to the information and explanations given to me by the management, the Company has not obtained any term loans during the period. Accordingly, clause 3(ix)(c) of the Order is not applicable.

(d) According to the information and explanations given to me and on an overall examination of the balance sheet of the Company, I report that no funds raised on short-term basis have been used for long-term

67, Audiappa Naicken Street, 1st Floor,
Office No.5 (Near Elephant Gate Bus Stand)
Sowcarpet, Chennai – 600 079.

purposes by the Company.

(e) The Company do not have any subsidiaries, associates or joint ventures (as defined under the Act) during the period ended March 31, 2023. Accordingly, clause 3(ix)(e) and 3(ix)(f) are not applicable.

x) (a) The Company has not raised moneys by way of initial public offer or further public offer (including debt instruments) during the year and hence reporting under clause (x)(a) of the Order is not applicable.

(b) The Company has not made any preferential allotment or private placement of shares or partly or fully convertible debentures during the year. Accordingly, reporting under clause (x)(b) of the Order is not applicable.

xi) (a) To the best of my knowledge, no fraud by the Company and no material fraud on the Company has been noticed or reported during the year.

(b) No report under sub-section (12) of section 143 of the Act has been filed in Form ADT-4 by us as prescribed under rule 13 of Companies (Audit and Auditors) Rules, 2014 with the Central Government.

(c) The Company does not have a vigil mechanism and is not required to have a vigil mechanism as per the Act or SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. Accordingly, no whistle blower complaints received by the Company during the year and upto the date of this report.

xii) The Company is not a Nidhi Company and hence reporting under clause (xii) of the Order is not applicable.

xiii) The Company is a private company and hence the provisions of section 177 of the Act, are not applicable to the Company. According to the information and explanations given to me, the Company has disclosed the details of related party transactions in the financial statements etc. as required by the applicable accounting standards and complied with Section 188 of the Act.

xiv) (a) Based on the information and explanations provided to me, the Company does not have an Internal Audit system and is not required to have an internal audit system as per Section 138 of the Act. Accordingly, clause 3(xiv) of the Order is not applicable.

xv) According to the information and explanations given to me, the Company has not entered into any non-cash transactions with its directors or persons connected to its directors and hence, provisions of Section 192 of the Act are not applicable to the Company.

xvi) (a) The Company is not required to be registered under Section 45-IA of the Reserve Bank of India Act, 1934. Accordingly, clause 3(xvi)(a) of the Order is not applicable.

(b) The Company is not required to be registered under Section 45-IA of the Reserve Bank of India Act, 1934 and has not conducted any Non-Banking Financial or Housing Finance activities. Accordingly, clause 3(xvi)(b) of the Order is not applicable.

(c) The Company is not a Core Investment Company (CIC) as defined in the regulations made by the Reserve Bank of India. Accordingly, clause 3(xvi)(c) of the Order is not applicable.

(d) The Company is not part of any group (as per the provisions of the Core Investment Companies (Reserve Bank) Directions, 2016 as amended). Accordingly, the requirements of clause 3(xvi)(d) are not applicable.

xvii) The Company has incurred cash losses during the financial year covered by my audit amounting to Rs. 6.82 Crores. The Company has also incurred cash losses during the preceding financial year amounting to Rs. 4.44 Crores.

xviii) There has been no resignation of the statutory auditors during the period. Accordingly, clause 3(xviii) of the Order is not applicable.

xix) On the basis of the financial ratios, ageing and expected dates of realization of financial assets and payment of financial liabilities, other information accompanying the financial statements and my knowledge of the Board of Directors and Management plans and based on my examination of the evidence supporting the assumptions, nothing has come to mt attention, which causes me to believe that any material uncertainty exists as on the date of the audit report indicating that Company is not capable of meeting its liabilities existing at the date of balance sheet as and when they fall due within a period of one year from the balance sheet date. I, however, state that this is not an assurance as to the future viability of the Company. I further state that my reporting is based on the facts up to the date of the audit report and I neither give any guarantee nor any assurance that all liabilities falling due within a period of one year from the balance sheet date, will get discharged by the Company as and when they fall due.

xx) The requirements related to Corporate Social responsibility as stipulated by the provisions of Section 135 are not applicable to the Company. Accordingly, clauses 3(xx)(a) and 3(xx)(b) of the Order are not applicable.

For **Shashank Surana & Co**
Chartered Accountants
(Firm's Registration No. 015680S)

Shashank Surana
Digitally signed by Shashank Surana

Shashank Surana
Proprietor
(Membership No. 229943)
UDIN: 23229943BGVUHP5408

Place: Chennai
Date: 30 September 2023